SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

Zoetis Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

98978V103

(CUSIP Number)

Roy J. Katzovicz

Pershing Square Capital Management, L.P.

888 Seventh Avenue, 42nd Floor

New York, New York 10019

(212) 813-3700

With a copy to:

Alan Sinsheimer

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

(212) 558-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 4, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98978V103

1	NAME OF REPORTING PERSON Pershing Square Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 41,823,145
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 41,823,145
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,823,145
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

*	This calculation is based on 501,324,843 shares of Common Stock, par value $0.01 per share (“Common Stock”), outstanding as of November 7, 2014 as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 10, 2014.

CUSIP No. 98978V103

1	NAME OF REPORTING PERSON PS Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 41,823,145
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 41,823,145
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,823,145
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	This calculation is based on 501,324,843 shares of Common Stock outstanding as of November 7, 2014 as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 10, 2014.

CUSIP No. 98978V103

1	NAME OF REPORTING PERSON William A. Ackman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 41,823,145
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 41,823,145
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,823,145
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	This calculation is based on 501,324,843 shares of Common Stock outstanding as of November 7, 2014 as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 10, 2014.

This amendment No. 1 to Schedule 13D relates to the Schedule 13D filed on November 12, 2014 (the “Original Schedule 13D”) by (i) Pershing Square Capital Management, L.P., a Delaware limited partnership (“Pershing Square”), (ii) PS Management GP, LLC, a Delaware limited liability company (“PS Management”) and (iii) William A. Ackman, a citizen of the United States (together with Pershing Square and PS Management, the “Reporting Persons”) relating to the common stock, par value $0.01 per share (the “Common Stock”), of Zoetis Inc., a Delaware corporation (the “Issuer”). Capitalized terms used but not defined in this amendment shall have the meanings set forth in the Original Schedule 13D.

Item 1. Security and Issuer

The first sentence of the second paragraph of Item 1 of the Original 13D is hereby amended and restated to read in full as follows:

“The Reporting Persons (as defined below) beneficially own 41,823,145 shares of Common Stock (the “Subject Shares”), which number includes 191,296 shares underlying forward purchase contracts held by PS II (as defined below) and 62,203 shares underlying delayed settlement puts written by the PS II and exercised by the counterparty.”

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On December 4, 2014, the Pershing Square Funds other than PS II purchased 27,794,987 shares of Common Stock for an aggregate purchase price of $1,042,663,169 pursuant to forward purchase contracts described in the Original Schedule 13D. In addition, on December 4, 2014, the Pershing Square Funds other than PS II purchased 8,237,797 shares of Common Stock for an aggregate purchase price of $308,988,099 pursuant to delayed settlement puts described in the Original 13D. These purchases will settle on December 9, 2014 and the Pershing Square Funds will fund the purchase price out of their capital.

Item 5. Interest in Securities of the Issuer

Item 5(c) of the Schedule 13D is hereby amended and restated to read in full as follows:

“(c) Exhibit 99.2 to the Original 13D and Exhibit 99.7 filed herewith, which are incorporated herein by reference, describe all of the transactions in shares of or derivatives relating to Common Stock that were effected in the past 60 days by the Reporting Persons. Those transactions were effected for the accounts of the Pershing Square Funds, as further specified in Exhibits 99.2 and 99.7.”

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following information:

As a result of the settlement of the forward purchase contracts and delayed settlement puts as described in Item 3, the Pershing Square Funds other than PS II are no longer parties to forward purchase contracts or delayed settlement puts.

Item 7. Material to be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended and supplemented by adding a reference to the following exhibit:

Exhibit	99.7 Trading data.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 5, 2014

PERSHING SQUARE CAPITAL MANAGEMENT, L.P.

By:	PS Management GP, LLC, its General Partner

By	/s/ William A. Ackman
William A. Ackman
Managing Member

PS MANAGEMENT GP, LLC

By	/s/ William A. Ackman
William A. Ackman
Managing Member

/s/ William A. Ackman
William A. Ackman

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibits

Exhibit 99.1	Joint Filing Agreement, dated as of November 11, 2014, among Pershing Square, PS Management and William A. Ackman.*

Exhibit 99.2	Trading data.*

Exhibit 99.3	Letter Agreement, dated October 1, 2014, among Pershing Square on behalf of the Pershing Square Funds and SHCM.*

Exhibit 99.4	Form of Confirmation for Forward Purchase Contracts.*

Exhibit 99.5	Form of Confirmation for Delayed Settlement Puts.*

Exhibit 99.6	Form of Confirmation for Cash-Settled Swap Agreements.*

Exhibit 99.7	Trading data.

*	Previously Filed